SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                          Commission File Number
                                                                 001-15783
                           NOTIFICATION OF LATE FILING

(Check One):     |_| Form 10-K    |_| Form 11-K     |_| Form 20-F
                 |X|  Form 10-Q   |_| Form N-SAR

For Period Ending: November 30, 2005
                  -------------------------------------------------


     |_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
     |_| Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                              Part I. Registrant Information

Full name of registrant CASH TECHNOLOGIES,
                       -----------------------------------------------
INC.
Former name if applicable:______________________________________________________
Address of principal executive office (Street and number) 1434 West 11th Street
                                                         -----------------------
City, State and Zip Code Los Angeles, Ca 90015
                                     ----------

                         Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               Part III. Narrative

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

            Cash Technologies, Inc. (the "Company") is unable to file its Form 10QSB for the period ended November 30, 2005 without unreasonable expense and effort because the consolidation of the financial statements of TAP Holdings, LLC, a majority-owned subsidiary of the Company, has not been completed. The financial statements of TAP Holdings, LLC constitute a material portion of the Company's assets and revenues.



                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Edmund King                                (213)                    745-2000   .
--------------------------------------------------------------------------------
         (Name)                          (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Cash Technologies, Inc.
          -------------------------------------------
         (Name of registrant as specified in charter)

                  CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 17, 2006                            By  /s/ EDMUND KING
    -------------------------------------------     -------------------------.
                                                     Chief Financial Officer

Additional information and explanation regarding Part IV Response 3.

      The Company privately placed $710,000 of its equity securities during the period ended November 30, 2005. As a result, the Company expects to reflect the issuance of the equity of this issuance in its financial statements for this period, which were not in existence during the similar prior periods. In addition, for the period ended November 30, 2005 the Company had net revenue estimated to be $3,858,000 as compared to $564,230 for the period ended November 30, 2004. At November 30, 2005 its total liabilities are estimated to be approximately $9.7 million as compared to approximately $14.2 million in the corresponding period of 2004.